Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
May 19, 2009

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File Number 1-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of April 21, 2009 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2008.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Item 1. Business, page 1 Reinsurance, page 19

1.      You disclose that Swiss Re represents your largest reinsurance exposure.  In addition, on page 40 you disclose that "a reinsurer's insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, especially Swiss Re, could have a material adverse effect on our results of operations and financial condition."  It appears that the reinsurance agreement with Swiss Re is material to your business. Please revise to provide a description of each of the material terms of the agreement, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions.  In addition, please file a copy of the agreement as an exhibit.

Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this reinsurance agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

May 19, 2009
Re: Lincoln National Corp

Response:
As disclosed on page 1 of the 2008 Form 10-K, we sold our former reinsurance segment to Swiss Re Life & Health America Inc. (“Swiss Re”) in 2001.  We sold the business to Swiss Re pursuant to the Stock and Asset Purchase Agreement by and among Lincoln National Corporation, The Lincoln National Life Insurance Company, Lincoln National Reinsurance Company (Barbados) Limited and Swiss Re Life & Health America Inc., dated July 27, 2001 (the “Swiss Re Agreement”), which is filed as Exhibit 10.63 to the Form 10-K.  The transaction was both a stock and asset sale. The transaction included the sale of both legal entities and blocks of business on the books of the insurance companies retained by LNC.  Typically, blocks of insurance business are sold through indemnity reinsurance arrangements, which was how the blocks of insurance business were sold to Swiss Re.  For the blocks of business sold to Swiss Re, Swiss Re paid a ceding commission and agreed to indemnify us and our subsidiaries for 100% of claims and expenses related to the business assumed by Swiss Re until all claims have been paid.  There are no ongoing payment provisions or termination provisions under the agreements.  From our standpoint, the most significant ongoing obligation of Swiss Re was its ongoing obligation to place assets in trust to support the business sold to Swiss Re if its ratings were to drop below either S&P “AA-“ or A.M. Best “A”, or its NAIC RBC ratio were to fall below 250%.  In addition, we hold certain assets in support of reserves under funds withheld reinsurance structures as we disclose on pages 40 and 205 of the Form 10-K.

As stated above, we filed the Swiss Re Agreement, which was the material contract for the transaction not made in the ordinary course of our business under Item 601 (b)(10)(i) , as Exhibit 10.63.  On the other hand, reinsurance transactions occur in the ordinary course of our business, and although Swiss Re represents our largest reinsurance exposure, our business is not substantially dependent upon this reinsurance arrangement, which we believe is the appropriate standard under Item 601(b)(10)(ii)(B) of Regulation S-K.  The business transferred under the Swiss Re agreement represents closed blocks of our prior reinsurance business, and we do not currently have ongoing reinsurance operations.  Furthermore, as disclosed on page 140 of the Form 10-K, at December 31, 2008, we had a $4.5 billion reinsurance receivable from Swiss Re of which $1.9 billion was supported by assets in trust.  We also have funds withheld arrangements covering $2.0 billion related to the reinsurance receivable, and the reinsurance arrangements provide for Swiss Re to deposit assets in trust for the balance of the reinsurance receivable upon the ratings triggers described above being tripped.

Supplementally, we wish to inform the Staff that on February 25, 2009, Swiss Re informed Lincoln that their S&P rating had fallen below “AA-“ and that they are now required to place assets into a trust to support the business purchased from Lincoln.  Lincoln anticipates that trust will be funded during the second quarter of 2009.  The amount of the trust will be approximately $1.9 billion based on December 31, 2008 balances.

As a result, we have a $4.5 billion reinsurance receivable from Swiss Re supported by approximately $3.8 billion of trust assets and $2.0 billion of funds withheld.  Therefore, even if Swiss Re could not pay its claims, we believe we would have sufficient assets to pay the claims on the business assumed by Swiss Re.

May 19, 2009
Re: Lincoln National Corp

Item 1A. Risk Factors, page 28

2.      You state on page 143 that you anticipate that "unless market conditions improve, the dividend capacity of our insurance subsidiaries will be substantially constrained in 2009." Please revise to include a risk factor which appropriately discloses the risks associated with your holding company structure and the ability of your operating subsidiaries to dividend payments to you. Also, consider the need to expand the disclosure on page 143 to include the consequences that a constrained dividend capacity of your insurance subsidiaries in 2009 could have on your financial position, results of operations and cash flows as may be required by Financial Reporting Codification Section 501.02.

Response:
We believe that the current risk factors adequately disclose the risks of our holding company structure and the ability of our operating subsidiaries to make dividend payments to the holding company.  On page 28 of the Form 10-K, the risk factor titled—“Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital”—provides:

We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, to maintain our securities lending activities and to replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. As a holding company with no direct operations, our principal asset is the capital stock of our insurance and investment management subsidiaries. Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations, including the $500 million of senior securities due in April 2009, and to pay dividends to shareholders and corporate expenses depends significantly upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws and regulations of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds. Changes in these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses. For our insurance and other subsidiaries, the principal sources of our liquidity are insurance premiums and fees, annuity considerations, investment advisory fees, and cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. At the holding company level, sources of liquidity in normal markets also include a variety of short- and long-term instruments, including credit facilities, commercial paper and medium- and long-term debt.

However, to address the Staff’s comment, we included a new risk factor in Item 1A of Part II of our Form 10-Q for the quarter ended March 31, 2009, which reads as follows:

Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

We are a holding company, and we have no direct operations.  Our principal assets are the capital stock of our insurance subsidiaries.

May 19, 2009
Re: Lincoln National Corp

At the holding company level, sources of liquidity in normal markets include a variety of short-term and long-term instruments, including credit facilities, commercial paper and medium-term and long-term debt.  However, our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders, repurchase our securities and pay corporate expenses depends primarily on the ability of our subsidiaries to pay dividends or to advance or repay funds to us.  Under Indiana laws and regulations, our Indiana insurance subsidiaries, including our primary insurance subsidiary, The Lincoln National Life Insurance Company, may pay dividends to us without prior approval of the Indiana Insurance Commissioner (the “Commissioner”) up to a certain threshold, or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months exceed the statutory limitation.  The current Indiana statutory limitation is the greater of 10% of the insurer’s contract holders’ surplus, as shown on its last annual statement on file with the Commissioner or the insurer’s statutory net gain from operations for the prior calendar year.

In addition, payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions requiring that our insurance subsidiaries hold a specified amount of minimum reserves in order to meet future obligations on their outstanding policies.  These regulations specify that the minimum reserves shall be calculated to be sufficient to meet future obligations, giving consideration for required future premiums to be received, are based on certain specified mortality and morbidity tables, interest rates and methods of valuation, which are subject to change.  In order to meet their claims-paying obligations, our insurance subsidiaries regularly monitor their reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments.  At times, we may determine that reserves in excess of the minimum may be needed to ensure sufficiency.

Changes in these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.  For example, in September of 2008, the National Association of Insurance Commissioners adopted a new statutory reserving method known as Commissioners Annuity Reserve Valuation Method for Variable Annuities (“VACARVM”), which will be effective as of December 31, 2009.

VACARVM has the potential to require statutory reserves well in excess of current levels for certain variable annuity riders sold by us.  Requiring our insurance subsidiaries to hold additional reserves could constrain their ability to pay dividends to the holding company.

Assets in the investment general accounts of our insurance subsidiaries support their reserve liabilities.  As of March 31, 2009, 74.6% of investment general account assets are AFS fixed maturity securities of various holdings, types and maturities.  These investments are subject to general credit, liquidity, market and interest rate risks.  Beginning in 2008 and continuing into 2009, the capital and credit markets have experienced an unusually high degree of volatility.

As a result, the market for fixed income securities has experienced illiquidity, increased price volatility, credit downgrade events and increased expected probability of default.  Securities that are less liquid are more difficult to value and may be hard to sell, if desired.  These market disruptions have led to increased impairments of securities in the general accounts of our insurance subsidiaries, thereby reducing contract holders’ surplus.

May 19, 2009
Re: Lincoln National Corp

The earnings of our insurance subsidiaries also impact contract holders’ surplus.  Principal sources of earnings are insurance premiums and fees, annuity considerations, investment advisory fees, and income from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash.  Recent economic conditions have resulted in lower earnings in our insurance subsidiaries.  Lower earnings constrain the growth in the insurance subsidiaries’ capital, and therefore, the payment of dividends and advances or repayment of funds to us.

In addition, the amount of surplus that our insurance subsidiaries could pay as dividends is constrained by the amount of surplus they hold to maintain their financial strength ratings, to provide an additional layer of margin for risk protection and for future investment in our businesses.  Notwithstanding the foregoing, we believe that our insurance subsidiaries have sufficient liquidity to meet their policy holder obligations and maintain their operations.

The result of the difficult economic and market conditions in reducing the contract holders’ surplus of our insurance subsidiaries has affected our ability to pay shareholder dividends and to engage in share repurchases.  We have taken actions to reduce the holding company’s liquidity needs, including reducing our quarterly common dividend to $0.01 per share and retiring long-term debt and outstanding commercial paper in order to reduce our short-term borrowing needs.  Notwithstanding that the contract holders’ surplus of our insurance subsidiaries may limit the amount of dividends and funds they can transfer to the holding company, we believe that the holding company’s ongoing cash needs will continue to be met with a combination of commercial paper as available and a contractual inter-company borrowing facility of up to $1 billion as well as access, if necessary, to $1 billion in bank credit lines, none of which are currently drawn.  However, a further downgrade of our short-term credit ratings by Standard & Poor’s, Moody’s or Fitch may limit our ability to access the commercial paper market and cause us to lean more heavily on our inter-company borrowing facility and to access our bank credit lines.  In the event that current resources do not satisfy our current needs, we may have to seek additional financing, which may not be available or only available with unfavorable terms and conditions.  For a further discussion of liquidity, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Review of Consolidated Financial Condition – Liquidity and Capital Resources.”

On page 134 of our Form 10-Q for the quarter ended March 31, 2009, we have the following disclosure, which we believe addresses the Staff’s comment regarding the consequences of the constrained dividend capacity of our insurance subsidiaries in 2009.

May 19, 2009
Re: Lincoln National Corp

Significant Trends in Sources and Uses of Cash Flow

As stated above, LNC’s cash flow, as a holding company, is largely dependent upon the dividend capacity of its insurance company subsidiaries as well as their ability to otherwise forward funds to it through inter-company borrowing arrangements, which may be impacted by factors influencing the insurance subsidiaries’ RBC and statutory earnings performance.  We expect to be able to meet the holding company’s ongoing cash needs with a combination of commercial paper as available and our inter-company cash management program.  We also have access to $1.0 billion in bank credit lines, as noted above, none of which are currently drawn.  We are continuing to explore our options with regard to managing our liquidity and capital positions and expect that the available holding company borrowing sources combined with the previously mentioned dividend reductions, suspension of share repurchases and enterprise-wide restructuring program that is expected to generate $250 million, pre-tax, in annual savings will satisfy reduced holding company cash requirements for the foreseeable future.  In addition, we are exploring our options with regard to protecting and building capital at the insurance company subsidiaries.  Note, a continuation of or an acceleration of poor capital market conditions, which reduces our insurance subsidiaries’ statutory surplus and RBC, may require them to retain more capital and may pressure our subsidiaries’ dividends to the holding company, which may lead us to take steps to preserve or raise additional capital.  For factors that could affect our expectations for liquidity and capital, see “Part I – Item 1A. Risk Factors” in our 2008 Form 10-K, as updated in “Part II – Item 1A. Risk Factors” below.

Critical Accounting Policies and Estimates
Investment Valuation, page 61

3.      You disclose that you use pricing services and broker quotes to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
•	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Response:
To address the Staff’s comment, beginning with the Form 10-Q for the second quarter of 2009, we propose that we modify our disclosure to include information similar to the following related to our use of pricing services.

We generally do not obtain multiple prices for our financial instruments and we use an internationally recognized pricing service as our primary source.  We generally use prices from the pricing service rather than broker quotes as we have documentation from the pricing service on the observable market inputs that they use to determine the prices in contrast to the broker quotes where we have limited information on the pricing inputs.

May 19, 2009
Re: Lincoln National Corp

Our primary third party pricing service has policies and processes to ensure that they are using objectively verifiable observable market data.  The pricing service regularly reviews the evaluation inputs for securities covered, including broker quotes, executed trades, and credit information, as applicable.  If the pricing service determines it does not have sufficient objectively verifiable information about a security’s valuation, they discontinue providing a valuation for the security.   The pricing service regularly publishes and updates a summary of inputs used in their valuations by major security type.  In addition, we have policies and procedures in place to review the process that is utilized by the third party pricing service and the output that is provided to ensure we are in agreement with the output provided by the pricing service.

At December 31, 2008, we only obtained multiple prices for 139 available-for-sale and trading securities.  These multiple prices were primarily related to instances where the vendor was providing a price for the first time and we also received a broker quote.  In these instances, we used the price from the pricing service due to the higher reliability as discussed above.

For certain available-for-sale and trading securities, such as synthetic convertibles, index-linked CDs and collateralized debt obligations (CDOs), we obtain a broker quote when sufficient information, such as security structure or other market information, is not available to produce an evaluation.  The brokers are asked to provide prices at which they believe they would trade the security, however, the inputs used by the brokers are unknown.  Broker-quoted securities are adjusted based solely on receipt of updated quotes from market makers or broker-dealers recognized as market participants.  Generally, the price for a security on this list is based on a quote from a single broker or market maker.  At December 31, 2008, we used broker quotes for 350 securities as our final price source.

Guaranteed Living Benefits, page 64

4.      Your exposure to variable annuities that contain a guaranteed withdrawal benefit, after reinsurance, increased from $88 million as of December 31, 2007 to $5 billion as of December 31, 2008.  Please revise your disclosures as follows:

•	Disclose the guaranteed amounts before the consideration of any reinsurance; and
•
Disclose the nature of your models, estimates of future cash flows, market consistent scenarios selected and other relevant assumptions used in estimating the fair value of the guaranteed withdrawal benefit liability.

Response:
The guaranteed amount we disclose is equal to the total amount guaranteed less the current account value.  It does not represent the liability we are holding for these guarantees.

To address the Staff’s comment, on pages 56-57 of our Form 10-Q for the quarter ended March 31, 2009, we disclosed the following information as highlighted below related to the guaranteed amount before and after the affect of reinsurance:

As of March 31, 2009, the fair value of our derivative assets, which hedge both our GLB and GDB features, and including margins generated by futures contracts, was $3.7 billion.

May 19, 2009
Re: Lincoln National Corp

As of March 31, 2009, the sum of all GLB liabilities at fair value and GDB reserves was $3.5 billion, comprised of $3.2 billion for GLB liabilities and $0.3 billion for the GDB reserves.  The fair value of the hedge assets exceeded the liabilities by $0.2 billion, which we believe indicates that the hedge strategy has performed well by providing funding for our best estimate of the present value of the liabilities related to our GLB and GDB features.  However, the relationship of hedge assets to the liabilities for the guarantees may vary in any given reporting period due to market conditions, hedge performance and/or changes to the hedging strategy.

Approximately 35% of our variable annuity account values contain a GWB rider.  Declines in the equity markets increase our exposure to potential benefits under the GWB contracts, leading to an increase in our existing liability for those benefits.  For example, a GWB contract is “in the money” if the contract holder’s account balance falls below the guaranteed amount.

As of March 31, 2009, and March 31, 2008, 68% and 44%, respectively, of all GWB in-force contracts were “in the money,” and our exposure to the guaranteed amounts, after reinsurance, as of March 31, 2009, and March 31, 2008, was $5.7 billion and $705 million respectively.  Our exposure before reinsurance for these same periods was $6.4 billion and $816 million, respectively.  However, the only way the GWB contract holder can monetize the excess of the guaranteed amount over the account value of the contract is upon death or through a series of withdrawals that do not exceed a specific percentage per year of the guaranteed amount.  If, after the series of withdrawals, the account value is exhausted, the contract holder will receive a series of annuity payments equal to the remaining guaranteed amount, and, for our lifetime GWB products, the annuity payments can continue beyond the guaranteed amount.  The account value can also fluctuate with equity market returns on a daily basis resulting in increases or decreases in the excess of the guaranteed amount over account value.

In response to the Staff’s comments related to our models, we believe that the disclosure in our critical accounting policy on page 63 of our 2008 Form 10-K related to a description of our calculation of the liability for our variable annuity embedded derivative responds to the Staff’s comment related to our models.  The disclosure provides:

Our insurance liabilities that contain embedded derivatives are valued based on a stochastic projection of scenarios of the embedded derivative fees, benefits and expenses. The scenario assumptions, at each valuation date, are those we view to be appropriate for a hypothetical market participant and include assumptions for capital markets, actuarial lapse, benefit utilization, mortality, risk margin, administrative expenses and a margin for profit. In addition, an NPR component is determined at each valuation date that reflects our risk of not fulfilling the obligations of the underlying liability. The spread for the NPR is added to the discount rates used in determining the fair value from the net cash flows. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

May 19, 2009
Re: Lincoln National Corp

Results of Retirement Solutions
Future Expectations, page 75

5.      Your fixed annuity business includes products with credit rates that are reset on an annual basis.  You disclose that the average crediting rates were approximately 51 basis points in excess of average minimum guaranteed rates.  Please quantify and provide additional disclosure regarding your increased exposure to losses due to the difference between average crediting rates and the average minimum guaranteed rates for the current period.  For example, disclose the notional amount of these annuity contracts and the maximum basis points for which you could be exposed.  Please also disclose the combination of rate actions and portfolio management that you expect to undertake to manage the effects of credit spreads on near-term income from operations.

Response:
To address the Staff’s comment, on page 63 of our Form 10-Q for the quarter ended March 31, 2009, we modified our disclosure so that it  points the reader to our disclosure which includes the difference between our crediting rates and the minimum contractual guarantees relative to our account values as provided in the information as highlighted below:

Our fixed annuity business includes products with crediting rates that are reset on an annual basis and are not subject to surrender charges.  Account values for these products, including the fixed portion of variable, were $7.2 billion as of March 31, 2009, with 63% already at their minimum guaranteed rates.  The average crediting rates for these products were approximately 35 basis points in excess of average minimum guaranteed rates.  Our ability to retain annual reset annuities will be subject to current competitive conditions at the time interest rates for these products reset.  For information on interest rate spreads and the interest rate risk due to falling interest rates, see “Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk on Fixed Insurance Business – Falling Rates” in our 2008 Form 10-K.

Page 155 of our 2008 Form 10-K provides:

Interest Rate Risk on Fixed Insurance Business – Falling Rates

The spreads on our fixed annuity and interest-sensitive whole life, universal life (“UL”) and fixed portion of variable universal life (“VUL”) insurance policies are at risk if interest rates decline and remain low for a period of time, which has generally been the case in recent years. Should interest rates remain at current levels that are significantly lower than those existing prior to the declines of recent years, the average earned rate of return on our annuity and UL investment portfolios will continue to decline. Declining portfolio yields may cause the spreads between investment portfolio yields and the interest rate credited to contract holders to deteriorate as our ability to manage spreads can become limited by minimum guaranteed rates on annuity and UL policies.  Minimum guaranteed rates on annuity and UL policies generally range from 1.5% to 5.0%, with an average guaranteed rate of approximately 4%.

May 19, 2009
Re: Lincoln National Corp

The following provides detail on the percentage differences between the December 31, 2008, interest rates being credited to contract holders and the respective minimum guaranteed policy rate (dollars in millions), broken out by contract holder account values reported within the Retirement Solutions and Insurance Solutions businesses:

		Account Values
				Insurance		Percent
		Retirement Solutions		Solutions -		of Total
			Defined	Life		Account
		Annuities	Contribution	Insurance	Total	Values
Excess of Crediting Rates over Contract Minimums
CD and on-benefit type annuities		$10,425	$1,864	$-	$12,289	22.61%
Discretionary rate setting products (1)
No difference		3,298	7,237	12,075	22,610	41.60%
up to .10%		1,462	74	4,147	5,683	10.45%
0.11%	to .20%	790	2	2,640	3,432	6.31%
0.21%	to .30%	137	5	859	1,001	1.84%
0.31%	to .40%	126	1	561	688	1.27%
0.41%	to .50%	74	1,113	1,196	2,383	4.39%
0.51%	to .60%	38	125	1,021	1,184	2.18%
0.61%	to .70%	268	2	440	710	1.31%
0.71%	to .80%	7	-	560	567	1.04%
0.81%	to .90%	9	-	364	373	0.69%
0.91%	to 1.0%	5	36	632	673	1.24%
1.01%	to 1.50%	48	149	290	487	0.90%
1.51%	to 2.00%	438	205	645	1,288	2.37%
2.01%	to 2.50%	278	-	232	510	0.94%
2.51%	to 3.00%	176	14	-	190	0.35%
3.01%	and above	73	194	8	275	0.51%
Total discretionary rate setting products		7,227	9,157	25,670	42,054	77.39%
Total account values		$17,652	$11,021	$25,670	$54,343	100.00%

(1)      Contracts currently within new money rate bands are grouped according to the corresponding portfolio rate band in which they will fall upon their first anniversary.

The maturity structure and call provisions of the related portfolios are structured to afford protection against erosion of investment portfolio yields during periods of declining interest rates.  We devote extensive effort to evaluating the risks associated with falling interest rates by simulating asset and liability cash flows for a wide range of interest rate scenarios. We seek to manage these exposures by maintaining a suitable maturity structure and by limiting our exposure to call risk in each respective investment portfolio.

May 19, 2009
Re: Lincoln National Corp

Results of Insurance Solutions
Comparison of 2008 to 2007, page 88

6.      Please disclose what you mean by "stranger-originated life insurance characteristics" and why these characteristics generate lower returns.  Please also disclose why you do not believe that these policies will have a material impact on profitability given your disclosures that you cannot accurately identify these policies.

Response:
To address the Staff’s comment, on page 76 of our Form 10-Q filing for the three months ended March 31, 2009, we included additional information as highlighted below to explain what we mean by “stranger-originated life insurance characteristics”.  Our belief that there will be no material impact to profitability is based on the fact that since the policies are generally large in size and therefore fully underwritten, we do not expect negative mortality experience.  However, the minimal funding and the expectation that the investor will not allow the policy to lapse can lead to lower returns.  We have tested these scenarios and have determined that returns are not expected to be significantly lower than pricing. Beginning with Form 10-Q for the quarter ended June 30, 2009, we will add disclosure substantially similar to the above.

Sales are not recorded as a component of revenues (other than for traditional products) and do not have a significant impact on current quarter income from operations but are indicators of future profitability.  Generally, we have higher sales during the second half of the year with the fourth quarter being our strongest; however, results for 2008 were muted given the economic conditions.  The average issue age on new policies has increased in recent years as a result of targeting higher net worth individuals, which has increased the average attained age of the in-force block.  We have screening procedures to identify sales that we believe have characteristics associated with stranger-originated life insurance, which typically involve the use of premium financing, face amount in excess of $2 million and older aged individuals, in order to prevent policies with these characteristics from being issued.  With stranger-originated arrangements, a third-party investor with no relationship to an individual initiates the purchase of a policy by paying the premiums and later buying the policy, thereby profiting upon the death of the insured.  However, accurate identification of these policies can be difficult, and we continue to modify our screening procedures.  We believe that our sales of UL products include some sales with stranger-originated life insurance characteristics.  We expect no significant impact to our profitability; however, returns on UL business sold as part of stranger-originated designs are believed to be lower than traditional estate planning UL sales due in part to no expected lapses.

Results of Lincoln UK
Income from Operations, page 102

7.      You disclose that the increase in income from operations was partially offset by an increase in our mis-selling reserves.  Please revise your disclosures to clarify what you mean by a decrease in income from operations due to "an increase in mis-selling reserves."

May 19, 2009
Re: Lincoln National Corp

Response:
In our future filings, if we refer to mis-selling reserves in our UK segment, we will provide the following explanation:

Mis-selling reserves refer to reserves established to make restitution to policyholders related to the sale of certain pension and mortgage endowment products pursuant to sales practices that the U.K. regulatory authorities deemed inappropriate.  In 2007, we changed our estimate of our liability related to these activities based upon information received from the U.K. regulators and it resulted in an increase in our reserves.  This review was concluded favourably in 2008 whereupon the residual reserve for future mis-selling claims was released.

Realized Gain (Loss)
Comparison of 2008 to 2007, page 109

8.      You disclose that as account values declined, the characteristics of certain Guaranteed Income Benefit features shifted towards insurance benefits as opposed to embedded derivatives. Please disclose why a decline in the capital markets would shift Guaranteed Income Benefit features toward insurance benefits and the nature of the features that contribute to this shift in benefits.

Response:
As we describe in the our 2008 Form 10-K in our critical accounting policy for our Guaranteed Living Benefit our GIB and 4LATER® features are hybrid in nature as they have elements of both embedded derivatives accounted for under SFAS 133 and SFAS 157 and insurance benefits accounted for under SOP 03-1.

In response to the Staff’s comment, we propose that we add wording substantially similar to the following in future filings beginning with the Form 10-Q for the quarter ended June 30, 2009:

Guaranteed Living Benefit our GIB and 4LATER® features are hybrid in nature as they have elements of both insurance benefits accounted for under SOP 03-1 and embedded derivatives accounted for under SFAS 133 and SFAS 157.  The unfavorable capital markets late in 2008 resulted in greater liabilities associated with the contractual guarantees.
However, the relationship between the components of the guarantees, namely, the embedded derivatives accounted for under SFAS 133 and the insurance benefits accounted for under SOP 03-1, is not linear.  As the exposure to net amount at risk, increases, the relative portion of the projected benefits that is accounted for subject to SOP 03-1 increases relative to the portion that is accounted for under SFAS 133.

Operating Realized Gain, page 110

9.      Please disclose what "other amortization" represents for your GLB and GDB indexed annuity products in your table and the reasons for the increased amortization.

May 19, 2009
Re: Lincoln National Corp

Response:
To address the Staff’s comment, on page 97 of our Form 10-Q for the quarter ended March 31, 2009, we changed the description from “other amortization” to “amortization, excluding unlocking”.  Each period under SFAS 97 we are required to “unlock” our DAC asset and similar type assets when the actual profits in the period are different than the expected gross profits used in determining the amortization of DAC.  As a result, we have a change in the amount of  amortization, which we refer to as an “unlocking”, that we identify separately from the normal DAC amortization.  We describe the unlocking process in our critical accounting policies on pages 53-58 of our Form 10-K for the year ended December 31, 2008.

When comparing 2008 to 2007, the actual gross profits for GLB, excluding amortization of DAC, VOBA, DSI and DFEL, were more favorable, therefore the amortization expense, excluding unlocking, was higher.  Similarly, because the actual gross profits for GDB for 2008, excluding amortization of DAC, VOBA, DSI and DFEL were favorable, our associated amortization expense, excluding unlocking was higher.

GLB Net Derivatives Results and GDB Derivative Results, page 112

10.      Please disclose what "other amortization" represents for your GLB and GDB annuity products in your table and the reasons for the increased amortization.

Response:
To address the Staff’s comment, on page 97 of our Form 10-Q for the quarter ended March 31, 2009, we changed the description from “other amortization” to “amortization, excluding unlocking”.  Each period under SFAS 97 we are required to “unlock” our DAC asset and similar type assets when the actual profits in the period are different than the expected gross profits used in determining the amortization of DAC.  As a result, the amount of amortization, which we refer to as an“unlocking”, that we identify separately from the normal DAC amortization.  We describe the unlocking process in our critical accounting policies on pages 53-58 of our Form 10-K for the year ended December 31, 2008.

When comparing 2008 to 2007, the actual gross profits for GLB, excluding amortization of DAC, VOBA, DSI and DFEL were more favorable, therefore the amortization expense, excluding unlocking, was higher.  Similarly, because the actual gross profits for GDB results for 2008, excluding amortization of DAC, VOBA, DSI and DFEL were unfavorable, our associated amortization expense, excluding unlocking was a benefit for the period.

May 19, 2009
Re: Lincoln National Corp

GLB Net Derivative Results, page 112

11.      You disclosed that the change in NPR (non-performance risk) resulted in the reduction of your guaranteed living benefits liabilities by $640 million since January 1, 2008. Please disclose the following:

•	The change in your credit rating and the increase in your credit spreads that resulted in a gain of $640 million due to non-performance risk;
•	The model and assumptions used to determine the non-performance risk adjustment; and
•	A sensitivity analysis of reasonably likely changes in your non-performance credit risk given the significant estimates and management judgment involved in the computation.

Response:
As stated below, because management’s judgment is an essential component of the determination of the NPR, we believe that disclosing the change in credit ratings and credit spreads as well as a sensitivity analysis of objective assumptions while likely directionally correct, does not provide a reasonable estimate of the change in the NPR or its affect on net income.

To address the Staff’s remaining comment, on pages 96 through 98 of our Form 10-Q for the quarter ended March 31, 2009, we modified our disclosure as highlighted below:

Comparison of the Three Months ended March 31, 2009 to 2008

For the first quarter of 2009, the GLB net derivative results were unfavorable as the decline in the fair value of our derivative assets exceeded the decline in the fair value of our liabilities.  These decreases were a result of increases in interest rates.  The unfavorable result was attributable primarily to the fact that we were in an over-hedged position for a period of time relative to the liability during the quarter.  In addition, the adjustment to the liability for NPR, as required under SFAS 157, had an unfavorable effect on net income in the period.  Although the NPR factor applied to the liability increased during the quarter, it was applied to a lower liability as of March 31, 2009, when compared to December 31, 2008; therefore, the net results were unfavorable in the first quarter of 2009.

For the first quarter of 2008, the GLB net derivative results were slightly unfavorable as the difference between the change in fair value of our liabilities relative to the change in derivative assets was offset by a favorable NPR adjustment as the factor increased and was applied to an increasing liability.  See “GLB Net Derivative Results” below for a discussion of how our NPR adjustment is determined.

GLB

Our GWB, GIB and 4LATER® features have elements of both insurance benefits accounted for under SOP 03-1 and embedded derivatives accounted for under SFAS 133 and SFAS 157.  We weight these features and their associated reserves accordingly based on their hybrid nature.

May 19, 2009
Re: Lincoln National Corp

For our GLBs that meet the definition of an embedded derivative under SFAS 133, we record them at fair value with changes in fair value recorded in realized gain (loss) on our Consolidated Statements of Income.  In bifurcating the embedded derivative, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relates to the GLB riders (the “attributed fees”).  These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract (the “net valuation premium”) plus a margin that a theoretical market participant would include for risk/profit (the “risk/profit margin”).

In order to determine our NPR, we utilize a model based on our holding company’s credit default swap spreads adjusted for objective factors, such as the liquidity of our holding company.  Because the guaranteed benefit liabilities are contained within our insurance subsidiaries, we must apply subjective factors, such as the impact of our insurance subsidiaries’ claims-paying ratings, in order to determine a factor that is representative of a theoretical market participant’s view of the non-performance risk of the specific liability within our insurance subsidiaries, which requires management’s judgment.  We continually evaluate our model and the objective and subjective assumptions used.

Note 4 — Variable Interest Entities
Affiliated Trust, page 186

12.      Considering the fact that the company guarantees the obligations of the trust, please tell us why the company does not have exposure to loss from the trust and why the trust is not consolidated.

Response: The sole asset of Lincoln National Capital Trust VI is the junior subordinated debentures issued by LNC, which is included in long-term debt on our Consolidated Balance Sheets.  For details of this obligation see note 13 from our Form 10-K for the year ended December 31, 2008.

The principal obligations of Lincoln National Capital Trust VI are the trust preferred securities issued to third-party security holders.  The ability of the trust to pay distributions on the trust preferred securities is solely dependent on the receipt of interest payments from us on the junior subordinated debentures.  Therefore, our guarantee of the principal obligations of the trust is, in effect, a guarantee of our own performance to make the scheduled payments under the junior subordinated debentures.  A guarantee by an entity of its own performance does not represent a variable interest in a VIE, and as such we have concluded that our guarantee is not a variable interest in Lincoln National Capital Trust VI.

Considering the fact that LNC guarantees the obligations of the trust, to address the Staff’s comment, in our Form 10-Q for the quarter ended March 31, 2009, we added the following sentence to Note 4 on page 11 to further explain why we do not have exposure to loss from the trust and why the trust is not consolidated:

In addition, our guarantee of the principal obligations of the trust does not represent a variable interest, as we are guaranteeing our own performance.

May 19, 2009
Re: Lincoln National Corp

Note 5 — Investments
Available -for-Sale Securities, page 187

13.      You disclose that mortgage-backed securities represent $10.1 billion of your fixed income securities. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

Response:
In response to the Staff’s comment, we propose that we expand our disclosure beginning with our Form 10-Q for the quarter ended June 30, 2009, in a manner substantially similar to the wording below to provide additional information on our OTTI process related to mortgage backed securities.  We are not providing specific aggregate cash flows on these securities as we do not believe it provides sufficient information as to why we believe certain securities in an unrealized loss position are not impaired.

Each quarter we review the cash flows for the mortgage backed securities to determine whether or not they are sufficient to provide for the recovery of our principal.  We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance.  We use the process described below to evaluate the level of the expected cash flows.

For the quarter and year ended December 31, 2008, we recorded OTTI of approximately $223 million and $389 million, respectively associated with our mortgage backed securities.

When evaluating MBS and mortgage related ABS we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other than temporary.  The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods.  We use this information about the collateral to forecast the timing and rate of mortgage loan defaults including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future.  Other factors used in this analysis include type of underlying collateral (e.g., prime, alt-a, or sub-prime), geographic distribution of underlying loans, and timing of liquidations by state.  Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur.  Factors that impact the severity assumption include expectations for future home price appreciation/depreciation, loan size, first lien vs. second lien, existence of loan level private mortgage insurance, type of occupancy, and geographic distribution of loans.  Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments.  These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure.  If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for other-than-temporary impairment.  To the extent that the security has already been impaired or was purchased at a discount greater than the expected principal loss, no impairment is required.

May 19, 2009
Re: Lincoln National Corp

Otherwise, if there is a projected principal loss on the security and there has not been a previous impairment or the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

14.      You disclose that overall market conditions in both the equity and credit markets caused your alternative investments portfolio, which consists mostly of hedge funds and various limited partnership investments, to under-perform relative to your long-term expectations, and that you expect these assets to under-perform at least in the short term.  Please enhance your disclosures with respect to limited partnership investments as follows:

•	Disclose the amounts allocated to each respective investment strategy;
•	Provide a more robust description of each investment strategy;
•	Disclose how you determine fair value for your hedge funds and limited partnership investments; and
•	Provide a sensitivity analysis that reasonably likely changes in assumptions could have on your returns on your hedge funds and limited partnership investments.

Response:
In response to the Staff’s comment, on pages 120-121 of our Form 10-Q for the three months ended March 31, 2009, we updated our disclosure as highlighted below for our alternative investment portfolio.  However, we do not believe that providing the sensitivity analysis requested will provide meaningful disclosure as the performance of the portfolio is not easily correlated to movements in the capital markets as the performance may move in relation to the market movements or in a totally different manner.

Alternative Investments
The carrying value of our consolidated alternative investments by business segment (in millions), which consists primarily of investments in limited partnerships, was as follows:

	As of	As of
	March 31,	December 31,
	2009	2008
Retirement Solutions:
Annuities	$102	$89
Defined Contribution	60	72
Insurance Solutions:
Life Insurance	560	603
Group Protection	37	8
Other Operations	12	4
Total alternative investments	$771	$776

May 19, 2009
Re: Lincoln National Corp

Loss derived from our consolidated alternative investments by business segment (in millions) was as follows:

	For the Three
	Months Ended
	March 31,
	2009	2008	Change
Retirement Solutions:
Annuities	$(1)	$(1)	0%
Defined Contribution	-	(2)	100%
Insurance Solutions:
Life Insurance	(5)	(1)	NM
Group Protection	-	-	NM
Other Operations	-	(1)	100%
Total alternative investments (1)	$(6)	$(5)	-20%

(1)      Includes net investment income on the alternative investments supporting the required statutory surplus of our insurance businesses.

The decline in our investment income on alternative investments presented in the table above was due to continued deterioration of the financial markets.  This weakness was concentrated primarily in our energy limited partnership holdings.

As of March 31, 2009, and December 31, 2008, alternative investments included investments in approximately 102 different partnerships.  The partnerships represent a broadly diversified portfolio of asset classes.  The investment strategy of the alternative investment portfolio is to provide incremental investment income compared to the traditional fixed-income and equity markets over a long term investment horizon.  In addition, the portfolio represents approximately 1.6% of our overall invested assets.  The portfolio is actively monitored to minimize the likelihood of material investment income losses.

The carrying value of our consolidated alternative investments by asset class (in millions) was as follows:

	As of	As of
	March 31,	December 31,
	2009	2008

Venture capital	$354	$341
Hedge funds	199	223
Real estate	113	110
Oil & gas	105	102
Total alternative investments	$771	$776

May 19, 2009
Re: Lincoln National Corp

The partnerships do not represent off-balance sheet financing and generally involve several third-party partners.  Select partnerships contain capital calls, which require us to contribute capital upon notification by the general partner.  These capital calls are contemplated during the initial investment decision and are planned for well in advance of the call date.

The capital calls are not material in size and are not material to our liquidity.  The capital calls are included on the table of contingent commitments in “Review of Consolidated Financial Condition – Liquidity and Capital Resources” below.  Alternative investments are accounted for using the equity method of accounting and are included in other investments on our Consolidated Balance Sheets.

Our venture capital portfolio is mainly comprised of private equity investments in various leveraged buyout and venture capital limited partnerships, which in turn, invest in a well-diversified portfolio across various industry sectors, geographies, and investment stages.  The objective of making such investments is to achieve an excess long-term risk-adjusted return.

The hedge fund portfolio is broadly diversified and contains exposure to the strategies which we believe will have the best long-term risk-adjusted returns.

The real estate limited partnership portfolio tries to capture value-added returns in both equity and mezzanine positions in both traditional and specialized areas of the commercial and residential real estate markets including workforce housing.

Similar to our venture capital portfolio, we invest in various oil-and-gas limited partnerships that target a well diversified energy sector including exploration and production, storage and distribution (midstream), oil field services, and other energy-related services.

We account for our investments in limited partnerships (LPs) using the equity method to determine the GAAP carrying value.  The LPs where LNC is a participant generally report their assets at fair value.  Since the assets of the LPs are measured at fair value and the values of the LPs’ liabilities would generally approximate fair value according to the audited financial statements received from the partnerships, the GAAP carrying value on our consolidated balance sheet would approximate a fair value for our LP investments.

May 19, 2009
Re: Lincoln National Corp

Credit-Linked Notes, page 193

15.      You recognized unrealized losses of $550 million on $600 million in credit-linked notes as of December 31, 2008.  Please disclose the following regarding your assessment that the securities were not other-than-temporarily impaired as of December 31, 2008:

•	The original and year-end level of subordination;
•	The dollar amount of underlying collateral pool by credit rating from Aaa to Caal; and
•
The factors that you considered when you feel the remaining subordination is sufficient to absorb future credit losses, subject to changing market conditions. Please also clarify what "subject to changing market conditions" means.

Response:
In response to the Staff’s comment, in Note 5 on pages 19-21 of our Form 10-Q for the three months ended March 31, 2009, we added additional information to our disclosure.  We added the original and current attachment point (subordination) to our table of information.  Rather than providing the dollar amount of the underlying collateral pool, we have added a table with the percentage of collateral exposure by industry and rating.  We added disclosure as highlighted below related to factors we consider related to the remaining subordination.  Changing market conditions refer to the fact that the remaining subordination will change as the conditions change in the capital market and affect the underlying collateral.

Credit-Linked Notes

As of March 31, 2009 and December 31, 2008, other contract holder funds on our Consolidated Balance Sheets included $600 million outstanding in funding agreements of the Lincoln National Life Insurance Company (“LNL”), respectively.  LNL invested the proceeds of $600 million received for issuing two funding agreements in 2006 and 2007 into two separate CLNs originated by third party companies.  The CLNs are included in fixed maturity AFS securities on our Consolidated Balance Sheets.

May 19, 2009
Re: Lincoln National Corp

We earn a spread between the coupon received on the CLNs and the interest credited on the funding agreement.  Our CLNs were created using a special purpose trust that combines highly rated assets with credit default swaps to produce a multi-class structured security.  The high quality asset in these transactions is a AAA-rated ABS secured by a pool of credit card receivables.  Our affiliate, Delaware Investments, actively manages the credit default swaps in the underlying portfolios.  As permitted in the CLN agreements, Delaware Investments acts as the investment manager for the pool of underlying issuers in each of the transactions.  Delaware Investments, from time to time, has directed substitutions of corporate names in the reference portfolio.  When substituting corporate names, the issuing special purpose trust transacts with a third party to sell credit protection on a new issuer, selected by Delaware Investments.  The cost to substitute the corporate names is based on market conditions and the liquidity of the corporate names.  This new issuer will replace the issuer Delaware Investments has identified to remove from the pool of issuers.  The substitution of corporate issuers does not revise the CLN agreement.  The subordination and the participation in credit losses may change as a result of the substitution.  The amount of the change is dependant upon the relative risk of the issuers removed and replaced in the pool of issuers.

Consistent with other debt market instruments, we are exposed to credit losses within the structure of the CLNs, which could result in principal losses to our investments.  However, we have attempted to protect our investments from credit losses through the multi-tiered class structure of the CLN, which requires the subordinated classes of the investment pool to absorb all of the credit losses.  LNL owns the mezzanine tranche of these investments.  Each tranche represents a 1% slice of the capital structure and each issuer is equally weighted in the underlying collateral pool.

Our evaluation of the CLNs for OTTI involves projecting defaults in the underlying collateral pool, making assumptions regarding severity and then comparing losses on the underlying collateral pool to the amount of subordination.  We apply current published industry data of projected default rates to the underlying collateral pool to estimate the expected future losses.  If expected losses were to exceed the attachment point, we may recognize an OTTI on the CLN.

To date, there has been one default in the underlying collateral pool of the $400 million CLN and two defaults in the underlying collateral pool of the $200 million CLN.  There has been no event of default on the CLNs themselves.  Based upon our analysis the remaining subordination as represented by the attachment point should be sufficient to absorb future credit losses, subject to changing market conditions.  We do not anticipate any future payments under the CLNs, and as such, there are no recourse provisions or assets held as collateral for the recovery of any future payments.  Similar to other debt market instruments, our maximum principal loss is limited to our original investment of $600 million as of March 31, 2009.

May 19, 2009
Re: Lincoln National Corp

As in the general markets, spreads on these transactions have widened, causing unrealized losses.  We had unrealized losses of $518 million on the $600 million in CLNs as of March 31, 2009 and $550 million on the $600 million in CLNs as of December 31, 2008.  As described more fully the realized loss related to investments section above, we regularly review our investment holdings for OTTIs.  Based upon this review, we believe that these securities were not other-than-temporarily impaired as of March 31, 2009 and December 31, 2008.  The following summarizes the fair value to amortized cost ratio (dollars in millions) of the CLNs:

	As of	As of	As of
	April 30,	March 31,	December 31,
	2009	2009	2008
Fair value to amortized cost ratio	22%	14%	8%

The following summarizes information regarding our investments in these securities (dollars in millions) as of March 31, 2009:

	Amount and Date of Issuance
	$400	$200
	December 2006	April 2007
Amortized cost	$400	$200
Fair value	52	30
Original attachment point (subordination)	5.50%	2.05%
Current attachment point (subordination)	4.77%	1.48%
Maturity	12/20/2016	3/20/2017
Current rating of tranche	BBB-	Ba3
Current rating of underlying collateral pool	Aaa-B3	Aaa-B1
Number of entities	124	98
Number of countries	19	23

The following summarizes the exposure of the CLNs’ underlying collateral by industry and rating as of March 31, 2009:

Industry	AAA	AA	A	BBB	BB	CCC	Total
Financial intermediaries	0%	3%	8%	1%	0%	0%	12%
Telecommunications	0%	0%	5%	5%	1%	0%	11%
Oil and gas	0%	1%	2%	4%	0%	0%	7%
Insurance	0%	0%	3%	2%	0%	1%	6%
Utilities	0%	0%	2%	2%	0%	0%	4%
Chemicals and plastics	0%	0%	2%	2%	0%	0%	4%
Retailers, except food and drug	0%	0%	1%	2%	1%	0%	4%
Industrial equipment	0%	0%	3%	0%	0%	0%	3%
Sovereigns	0%	0%	2%	1%	0%	0%	3%
Drugs	0%	2%	1%	0%	0%	0%	3%
Forest products	0%	0%	0%	2%	1%	0%	3%
Other industry < 3% (28 industries)	1%	3%	15%	16%	5%	0%	40%
Total by industry	1%	9%	44%	37%	8%	1%	100%

May 19, 2009
Re: Lincoln National Corp

Note 6 — Derivative Instruments
Interest Rate Swap Agreements, page 198

16.      You disclose on page 198 that interest rate swap agreements to hedge exposure to floating rate bond payments and fixed rate bond coupon payments are reported in investment income.  However, in the table on page 197 you disclose that interest rate swap agreements are reported in net realized gain (loss) in your statements of income.  Please tell us how you classified gains and losses on interest rate swap agreements in your statements of income over each of the last three years.  Please also revise your disclosures so that your accounting policy regarding the classification of gains and losses on interest rate swap agreements is internally consistent.

Response:
The table on page 197 provides a split of LNC’s interest rate swaps depending on their use and the applicable accounting treatment:  Cash Flow Hedges, Fair Value Hedges, and All Other Derivative Instruments.  The footnotes then further describe the Income Statement treatment accorded each hedging strategy.  The discussion on page 198 applies to cash flow hedges, which we describe as being accounted for in “net investment income” in the footnote (1) on page 197.

Footnote (2) then describes the treatment for fair value hedges, with the more detailed explanation on page 199.  Footnote (3), which we describe as being accounted for “net realized gain (loss)”, applies to the All Other Derivative Instruments category, with further discussion on page 200.

Accordingly, we believe that our accounting policies regarding classification of gains and losses on interest rate swap agreements is internally consistent.

Derivative Instruments Designated as Fair Value Hedges, page 199

17.      You employed an equity collar on 4 million shares of your Bank of America stock holdings. Due to the decline in the value of Bank of America's stock you appear to be in a gain or receivable position on the put option leg of the equity collar. Please disclose the dollar amount due from the counterparty to the transaction, when you expect to receive the amounts due from the counterparty and the credit rating of the counterparty.

May 19, 2009
Re: Lincoln National Corp

Response:
The equity collar transaction was in conjunction with a variable forward contract between us and Wachovia Bank, National Association.  On September 7, 2007, we entered into a variable forward contract with Wachovia Bank, National Association with respect to four million shares of our Bank of America (“B of A”) common stock and received approximately $145 million in proceeds. The variable forward contract is scheduled to settle in September 2010, at which time we would deliver shares or cash.  If we settle in shares, the actual number of shares to be delivered will be determined based on the volume-weighted average price of the B of A common stock over a period of ten trading days prior to the settlement date.  We can also elect to settle that amount in cash.  We have pledged four million shares of B of A common stock as collateral to support our future delivery obligations under the contract.  We have previously disclosed the foregoing, in addition to other information regarding this transaction, in a Form 8-K dated September 7, 2007 and on page 27 of our Form 10-Q for the quarter ended September 30, 2007.

The value of the collar does not necessarily represent funds due to LNC, but instead indicates the amount of gain/loss that will ultimately be recorded when the contract is closed since LNC had received the discounted proceeds of the monetization less the cost of the collar at the inception of the transaction.  Also, because we have already received the consideration, the credit rating of the counterparty is not relevant.

In response to the Staff’s comment, in Note 6 on page 27 of our Form 10-Q for the three months ended March 31, 2009, we modified our disclosure to include the highlighted sentence in the full disclosure that follows.

Equity Collars

We used an equity collar on four million shares of our Bank of America (“BOA”) stock holdings.  The equity collar is structured such that we purchased a put option on the BOA stock and simultaneously sold a call option with the identical maturity date as the put option.  This effectively protects us from a price decline in the stock while allowing us to participate in some of the upside if the BOA stock appreciates over the time of the transaction.  With the equity collar in place, we are able to pledge the BOA stock as collateral, which then allows us to advance a substantial portion of the stock’s value, effectively monetizing the stock for liquidity purposes.  This variable forward contract is scheduled to settle in September 2010, at which time we will be required to deliver shares or cash.

If we chose to settle in shares, the number of shares to be delivered will be determined based on the volume-weighted average price of BOA common stock over a period of ten trading days prior to settlement.  The change in fair value of the equity collar is reported in net income on our Consolidated Statements of Income in the period of change along with the offsetting changes (when applicable) in fair value of the stock being hedged.

Credit Risk, Page 202

18.      You disclose a non-performance risk adjustment of $20 million in the event of nonperformance by counterparties on various derivative contracts as of December 31, 2008. Please disclose the assumptions and factors considered in determining the amount of the credit or non-performance risk adjustment.

May 19, 2009
Re: Lincoln National Corp

Response:
The non-performance risk (NPR) adjustment was computed by first looking to each individual counterparties’ credit spread over periods of time ranging from .5 to 30 years at the end of the reporting period.  LNC then computed the weighted average life (WAL) of those underlying derivative holdings and interpolated the appropriate spread given the WAL.  The spread derived factor from the WAL calculation above was then applied to the net counterparty exposure less the collateral held to arrive at the market value adjustments made to the recorded fair value of the derivatives.

In response to the Staff’s comment, in Note 6 on page 30 of our Form 10-Q for the three months ended 2009, we modified the disclosure to include the highlighted sentence in the full disclosure provided below.

Credit Risk
We are exposed to credit loss in the event of nonperformance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or nonperformance risk.  The nonperformance risk is based upon assumptions for each counterparty’s credit spread over the estimated weighted average life of the counterparty exposure less collateral held.  As of March 31, 2009, the nonperformance risk adjustment was $32 million.  The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records.

Additionally, we maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association (“ISDA”) Master Agreement.  We and our insurance subsidiaries are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements.  Under some ISDA agreements, our insurance subsidiaries have agreed to maintain certain financial strength or claims-paying ratings.  A downgrade below these levels could result in termination of the derivatives contract, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract.  In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when net exposures exceed pre-determined thresholds.  These thresholds vary by counterparty and credit rating.  We do not believe the inclusion of termination or collateralization events pose any material threat to the liquidity position of any insurance subsidiary of the Company.  The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor.  As of March 31, 2009, the exposure was $448 million.

Note 7 — Federal Income Taxes, page 203

19.      You disclose that no valuation allowance is necessary on the $1.8 billion in net deferred tax assets recorded in 2008. Please disclose within MD&A all of the positive and negative factors that you considered, and the reason that you concluded that it is more likely than not that the $1.8 billion in deferred tax assets will be recovered. Please refer to paragraphs 20-25 of SFAS 109.

May 19, 2009
Re: Lincoln National Corp

Response:
In response to the Staff’s comment, on page 57 of our Form 10-Q for the three months ended March 31, 2009, we added the following disclosure to address your comment:

The application of GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance if necessary, to reduce our deferred tax asset to an amount that is more likely than not to be realizable.  Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance.  In evaluating the need for a valuation allowance, we consider many factors, including the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; projected taxable earnings, including capital gains exclusive of reversing temporary differences and carryforwards; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused.  Although realization is not assured, management believes it is more likely than not that the deferred tax assets, including our capital loss deferred tax asset, will be realized.

****
If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,
/s/Douglas N. Miller
Douglas N. Miller
Vice President & Chief Accounting Officer

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer